Exhibit 99.1

VisionChina Media Inc. Announces First Quarter 2015 Results

Results reflect diligent cost control during temporary subway contract restructurings

Collaboration with Baidu to accelerate VisionChina's transformation into China's leading national Wi-Fi network

Baidu representative joins VisionChina's board of directors

BEIJING, June 4, 2015 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced its unaudited financial results for the first quarter ended March 31, 2015.

Mr. Limin Li, VisionChina Media's chairman and chief executive officer, commented, "One year ago we announced our vision and strategy to develop the largest public mass transit Wi-Fi network in China to serve as the country's primary mobile Internet entry point outside of the home. We quickly achieved the leading position in the market, and we remain focused on the continued expansion of our network to serve the needs of a rapidly growing mobile Internet user base. Our collaboration with Baidu, one of China's leading Internet companies, represents a transformational event for our Company and provides resources and expertise that will help us realize our long-term vision. We would also like to welcome Mr. Zhen Xiong, Baidu's vice general manager of mobile application distribution, to our Board of Directors. We look forward to Mr. Xiong's contributions and insights as we seek to capitalize on the substantial growth opportunities before us."

Mr. Stanley Wang, VisionChina Media's chief financial officer, added, "We are pleased with the disciplined cost control that we demonstrated in our core business pending the restructuring of our subway contracts in Guangzhou and Beijing during the first quarter. While these restructurings resulted in temporary volatility in our advertising business revenue, we expect a strong rebound in the second quarter. Additionally, with the transition to our "Mobile Internet + TV Media" platform, we are exploring new growth opportunities to realize the unique value of our core advertising business in our local markets."

First Quarter 2015 Results

VisionChina Media's total revenues were $15.3 million in the first quarter of 2015, representing a decrease of 30.5% from $22.0 million in the first quarter of 2014 and a decrease of 29.2% from $21.6 million in the fourth quarter of 2014. The year-over-year decrease of advertising revenue was mainly attributable to the temporary holdback of subway advertising spending by advertisers while the Company restructured its subway contracts in Guangzhou city and Beijing city. With these restructurings now complete, management expects to see a strong rebound in advertising revenue in the second quarter of 2015.

Total broadcasting hours in the first quarter of 2015 were 31,635 hours, compared to 37,620 hours in the first quarter of 2014 and 33,440 hours in the fourth quarter of 2014.

Average advertising revenue per broadcasting hour was $314 in the first quarter of 2015, compared to $543 in the first quarter of 2014 and $426 in the fourth quarter of 2014.

In the first quarter of 2015, the Company sold a total of 193,380 advertising minutes in its network, compared to 264,476 advertising minutes in the first quarter of 2014 and 209,634 advertising minutes in the fourth quarter of 2014.

The Company sold an average of 6.11 advertising minutes per broadcasting hour in the first quarter of 2015, compared to 7.03 advertising minutes per broadcasting hour in the first quarter of 2014 and 6.27 advertising minutes per broadcasting hour in the fourth quarter of 2014.

During the first quarter of 2015, 218 advertisers purchased advertising time on the Company's advertising network, either directly or through advertising agents, compared to 314 advertisers in the first quarter of 2014 and 312 advertisers in the fourth quarter of 2014.

Media cost, the most significant component of advertising service cost, was $14.7 million in the first quarter of 2015, a decrease of 20.5% from $18.5 million in the first quarter of 2014 and a decrease of 14.5% from $17.2 million in the fourth quarter of 2014. The year-over-year decrease in media cost was mainly a result of Company's efforts to restructure its subway concession contracts in Guangzhou and Beijing.

Gross loss in the first quarter of 2015 was $1.8 million, compared to gross loss of $0.2 million in the first quarter of 2014 and gross loss of $12.7 million in the fourth quarter of 2014.

Advertising service gross margin was negative 8.7% in the first quarter of 2015, compared to negative 0.7% in the first quarter of 2014 and negative 14.7% in the fourth quarter of 2014.

Selling and marketing expenses were $3.9 million in the first quarter of 2015, representing a decrease of 30.7% from $5.6 million in the first quarter of 2014 and an increase of 5.7% from $3.7 million in the fourth quarter of 2014. Selling and marketing expenses accounted for 25.4% of the Company's advertising service revenue in the first quarter of 2015, compared to 25.6% in the first quarter of 2014 and 17.7% in the fourth quarter of 2014.

General and administrative expenses were $1.7 million in the first quarter of 2015, representing a decrease of 25.8% from $2.2 million in the first quarter of 2014 and a decrease of 78.2% from $7.6 million in the fourth quarter of 2014.

Research and development expenses were $0.3 million in the first quarter of 2015, representing costs related to the Company's Wi-Fi development activities.

Operating loss was $7.3 million in the first quarter of 2015, compared to operating loss of $7.1 million in the first quarter of 2014 and operating loss of $21.8 million in the fourth quarter of 2014.

The Company recorded net interest expense of $1.4 million in the first quarter of 2015, compared to $0.3 million in the first quarter of 2014 and $1.4 million in the fourth quarter of 2014. The year-over-year increase in interest expense was mainly due to an additional interest expense of $1.1 million paid to selling shareholders of Digital Media Group Limited who were the holders of $58 million convertible notes issued by the Company on April 30, 2014.

Net loss attributable to VisionChina Media shareholders (GAAP) was $8.5 million in the first quarter of 2015, compared to net loss attributable to VisionChina Media shareholders (GAAP) of $7.5 million in the first quarter of 2014 and net loss attributable to VisionChina Media shareholders (GAAP) of $23.2 million in the fourth quarter of 2014.

Basic and diluted net loss per ADS (GAAP) was $1.66 in the first quarter of 2015.

The Company's non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses was $8.4 million in the first quarter of 2015, compared to non-GAAP net loss of $7.2 million in the first quarter of 2014 and non-GAAP net loss of $23.0 million in the fourth quarter of 2014.

As of March 31, 2015, the Company had cash and cash equivalents of $11.5 million, compared to $19.5 million as of December 31, 2014. Net cash used in operating activities was $9.2 million in the first quarter of 2015, compared to net cash provided by operating activities of $4.6 million in the fourth quarter of 2014.

Depreciation and amortization was $0.6 million and capital expenditures were $1.3 million in the first quarter of 2015.

Recent Developments

Baidu's vice general manager of mobile application distribution, Mr. Zhen Xiong, has been appointed to VisionChina's board of directors

VisionChina Media also announced today that Mr. Zhen Xiong has been appointed to the Company's board of directors. Mr. Xiong brings more than 10 years of experience in the Internet sector. He currently serves as the vice general manager of the mobile application distribution business unit of the Mobile Service Business Group of Baidu. Prior to joining Baidu, Mr. Xiong held several senior positions at Xunlei Limited ("Xunlei"), including head of product research, regional sales general manager and general manager of its national strategy center. Prior to joining Xunlei, Mr. Xiong was a founding member and project manager of Baidu's MP3 and video search business.

Expansion of Public Transit Wi-Fi Network

As of the date of this press release, VisionChina Media, through its consolidated affiliate Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. ("Qianhai Mobile"), has secured exclusive concession rights for bus Wi-Fi services in 18 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 35,000 buses. This represents an increase from 14 cities and 30,000 buses as of VisionChina Media's fourth quarter 2014 earnings report on April 21, 2015.

Currently, Qianhai Mobile provides free Wi-Fi Internet services on approximately 15,000 buses under the brand name "VIFI," spanning over 7.5 million commuters and providing over 3 million Wi-Fi service sessions per day. The Company will continue to expand its mobile Internet initiative to further expand its national footprint and seek additional opportunities to monetize Wi-Fi traffic in the near term.

Business Outlook

For the second quarter of 2015, the Company expects to generate advertising service revenue in the range of $21.5 million to $22.5 million, representing quarter-over-quarter growth of 29.0% to 32.0%.

The guidance is based on an exchange rate of RMB6.1090 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has been secured by exclusive agency agreements or joint venture contracts. If the number of cities in the Company's network expands or contracts, or if there is any development that affects management's assessment of the expected settlement arrangement, management's forecast could be affected.

Conference Call

VisionChina Media's management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on June 4, 2015 (8:00 a.m. Beijing/Hong Kong Time on June 5, 2015).

U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-845-675-0437
Hong Kong Toll: +852-3018-6771
International Toll: +65-6723-9381
Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until June 11, 2015.

U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 58009389

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media's website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2015, VisionChina Media's advertising network included approximately 96,985 digital television displays on mass transportation systems in 19 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media's consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses and contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media's liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.
Mr. Glenn Garmont
Tel: +1-212-481-2050
E-mail: visionchina@tpg-ir.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	March 31, 2015	December 31, 2014
	(Unaudited)	(Note 1)

ASSETS
Current Assets:
Cash and cash equivalents	11,497	19,485
Restricted cash	491	488
Accounts receivable, net	39,238	36,927
Amounts due from related parties	2,044	2,467
Prepaid expenses and other current assets	19,946	20,157
Total current assets	73,216	79,524
Non-current Assets:
Fixed assets, net	7,716	6,471
Intangible assets	347	360
Investments under equity method	7,948	7,585
Other investments	3,141	3,126
Long-term prepayments and deposits	5,496	4,101
Restricted cash	1,146	1,140
Total non-current assets	25,794	22,783
TOTAL ASSETS	99,010	102,307

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	16,369	13,847
Accounts payable	9,546	6,970
Amounts due to related parties	1,300	1,177
Convertible note-maturity within one year	4,000	4,000
Derivative instrument-embedded conversion option	3,339	3,399
Accrued expenses and other current liabilities	31,857	32,148
Total current liabilities	66,411	61,541
Non-current Liabilities:
Convertible promissory notes - maturity over one year	51,232	51,019
Other non-current liabilities	-	-
Total non-current liabilities	51,232	51,019
Total liabilities	117,643	112,560

Equity:
Common shares	10	10
Additional paid-in capital	344,148	344,083
Accumulated deficit	(403,655)	(395,183)
Accumulated other comprehensive income	39,789	39,580
Total VisionChina Media Inc. shareholders' equity	(19,708)	(11,510)
Noncontrolling interest	1,075	1,257
Total deficit	(18,633)	(10,253)
TOTAL LIABILITIES AND EQUITY	99,010	102,307

Note 1: Information extracted from the audited consolidated financial statements included in the Company's 2014 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015 and rounded to thousand of U.S. dollars.

  VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	15,259	20,680	21,877
Other revenue	62	965	158
Total revenues	15,321	21,645	22,035
Cost of revenues:
Advertising service cost	(16,586)	(34,119)	(22,040)
Other cost	(553)	(249)	(146)
Total cost of revenues	(17,139)	(34,368)	(22,186)
Gross loss	(1,818)	(12,723)	(151)
Operating expenses:
Selling and marketing expenses	(3,873)	(3,664)	(5,591)
General and administrative expenses	(1,652)	(7,595)	(2,226)
Research and development expenses	(268)	-	-
Total operating expenses	(5,793)	(11,259)	(7,817)
Share of profit/(loss) from equity method investees	325	(324)	209
Government grant	22	2,482	638
Operating loss	(7,264)	(21,824)	(7,121)
Interest income	26	28	107
Interest expense	(1,400)	(1,462)	(432)
Other expenses	(16)	(198)	(5)
Net loss before income taxes	(8,654)	(23,456)	(7,451)
Income tax	-	(26)	(27)
Net loss	(8,654)	(23,482)	(7,478)
Net loss attributable to noncontrolling interest	182	307	22
Net loss attributable to VisionChina Media Inc. shareholders	(8,472)	(23,175)	(7,456)

Net loss per share:
Basic	(0.08)	(0.23)	(0.07)
Diluted	(0.08)	(0.23)	(0.07)

Net loss per ADS (1):
Basic	(1.66)	(4.56)	(1.41)
Diluted	(1.66)	(4.56)	(1.41)

Weighted average number of shares used in computation of net loss per share:
Basic	102,121,144	101,752,942	101,563,002
Diluted	102,121,144	101,752,942	101,563,002

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,106,057	5,087,647	5,078,150
Diluted	5,106,057	5,087,647	5,078,150

Share-based compensation expenses during the related periods included in:
Cost of revenues	(15)	(32)	(30)
Selling and marketing expenses	(2)	(2)	(100)
General and administrative expenses	(47)	(136)	(171)
Total	(64)	(170)	(301)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(8,472)	(23,175)	(7,456)
Add back share-based compensation expenses	64	170	301
Add back contingent loss in connection with a litigation	-	-	-
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(8,408)	(23,005)	(7,155)

Note 1: ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to common shares ("Shares") from 1:1 to 1:20
("Ratio Change"), effective as of December 12, 2012.